

May 7, 2015

Sommay Vongsa
President
My Cloudz, Inc.
430/23 Moo 12
Nongprue, Banglamung
Chonburi 20150 Thailand

> **Re: My Cloudz, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 13, 2015**
> **File No. 333-203373**

Dear Mr. Vongsa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have had nominal operations, nominal assets and no revenues to date. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144, and the potential impact on your ability to attract additional capital. If you conclude that you are not a shell company, provide a detailed legal analysis supporting that conclusion.

Prospectus Cover Page, page 3

2.   Given that you have structured this transaction on a best-efforts, no minimum basis, please revise the table on page 3 to add disclosure that assumes the completion of a smaller portion of the offering. We will not object if your table begins with a column that assumes the sale of 25 percent of the offered shares. Please make similar revisions throughout your prospectus including, but not limited to, the disclosure in your Dilution section.

3.   Please clarify the offering period. In this regard, we note your statement on page 3 that the offering period will not exceed two years, your statement on page 6 that the offering period will not exceed one year, and your statement on page 13 that the offering will conclude 180 days after the registration statement becomes effective unless extended for an additional 90 days or such period that you deem reasonable.

4.   Please revise to clarify that you have not made any arrangements to place proceeds in an escrow, trust or similar account, and to describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K. Please also provide related risk factor disclosure.

Prospectus Summary

A Cautionary Note on Forward-Looking Statements, page 5

5.   Please move the two paragraphs that follow this heading to a section of the prospectus that is not covered by Securities Act Rule 421(d) of Regulation C. We will not object to the location if you present this section after your risk factors section. For additional guidance, consider our Staff Legal Bulletin No. 7A on Plain English Disclosure.

Principal Office, Telephone Number and Internet Address, page 6

6.   We note your statement here that your business office is located in Nevada. Please reconcile this disclosure with the disclosure on your registration statement cover page that indicates that your principal executive offices are located in Thailand. Ensure that your prospectus consistently describes where your sole officer and director resides and from where your business operations will be conducted.

Risk Factors, page 7

7.   Please clarify whether Mr. Vongsa resides outside of the United States. If he does reside outside of the United States, add a risk factor disclosing that it may be difficult for investors to effect service of process within the United States upon Mr. Vongsa or to enforce personal judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws against Mr. Vongsa.

Sommay Vongsa
My Cloudz, Inc.
May 7, 2015
Page 3

8.   We note that Mr. Vongsa has worked at a restaurant in Laos in the past and currently
        works as an estate manager and executive assistant in Thailand. Please tell us whether
        Mr. Vongsa has experience or expertise in the cloud computing industry. If Mr. Vongsa
        lacks this experience or expertise, add a risk factor that discusses resulting risks to your
        company and its potential investors.

9.   Please include a separate risk factor that discusses the minimum period of time you will
        be able to conduct planned operations using currently available capital resources and the
        extent to which you currently use capital resources in your operations on a monthly basis.
        To the extent that a deficiency in capital resources is anticipated, alert investors to the
        minimum additional capital necessary to fund planned operations for a 12-month period.

Risks Relating to Our Business

Sarbanes-Oxley and federal securities laws reporting requirements can be expensive…, page 9

10.   Please revise this risk factor to quantify the anticipated minimum amount of increased
        expenses you will incur in connection with complying with your SEC reporting
        obligations.

Risks Related to This Offering

The Company is not fully reporting under the Exchange Act…, page 10

11.   Please revise this risk factor to more fully describe the limited reporting obligations you
        will have as a Section 15(d) filer. For example, disclose that you will not be subject to
        the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing
        profits under Section 16 of the Exchange Act, and the beneficial ownership reporting
        requirements of Sections 13(d) and (g) of the Exchange Act.

Use of Proceeds, page 12

12.   Please revise the table to include a net proceeds row. Net proceeds should be calculated
        as gross proceeds minus offering expenses. Additionally, revise each row labeled 'Total'
        to better describe its purpose.

Plan of Distribution, page 13

13.   It appears that Mr. Vongsa currently resides in Thailand. Please revise to state whether
        offers will be in the United States, and if not, where they will be made.

Sommay Vongsa
My Cloudz, Inc.
May 7, 2015
Page 4

<u>Description of Business</u>

<u>Business Development, page 16</u>

14.   We note that you intend to develop a computer software program that will allow its users to aggregate and manage multiple free cloud storage accounts. Please tell us whether your proposed use of free cloud storage accounts will violate the terms of service of the related free cloud storage providers. If there is a material risk that such use will do so, revise your risk factor section to include a prominent discussion of this risk.

<u>The Market Opportunity, page 18</u>

15.   Please provide us with support for your statements that the cloud storage market will reach $46 billion dollars by 2018; that there are nearly a billion individual cloud storage users; and that your proposed offering will be one of the best values available in the market. Alternatively, remove these statements from your registration statement.

<u>Directors and Executive Officers</u>

<u>Business Experience, page 22</u>

16.   Please provide support for your statements that Mr. Vongsa is very tech savvy and has the technical knowledge to succeed in this business venture. Alternatively, remove these statements from your registration statement.

<u>Certain Relationships and Related Transactions, page 26</u>

17.   We note that Mr. Vongsa has loaned the company funds and that no written terms of repayment exist. Please tell us what consideration you have given to filing a written summary of this arrangement as an exhibit. For guidance, consider Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

<u>Disclosure of Commission Position on Indemnification for Securities Act Liabilities…, page 26</u>

18.   We note your statement here that Mr. Vongsa is indemnified as provided by the Nevada statutes and your bylaws, as well as your statement on page 9 that your certificate of incorporation and bylaws provide for indemnification by you of your officers and directors. Please reconcile these statements with your statement on page 27 that your bylaws do not contain a provision entitling any director or executive officer to indemnification.

Part II: Information Not Required in Prospectus

Exhibits and Financial Statement Schedules, page 28

19.	Exhibits 3.1 and 3.2 were filed in an improper format. Please refile these exhibits in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 29 (December 2014).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Timothy S. Orr, Esq.
       The Law Offices of Timothy S. Orr, PLLC